UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Bitauto Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.00004 per share
(Title of Class of Securities)

091727107 (for American Depositary Shares, each representing one Ordinary Share)
(CUSIP Number)

Eric Chan
CITIC Capital Holdings Limited
28/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Tel: 852-3710-6889
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HARVEST OCEAN (CAYMAN) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,528,671
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,528,671
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of June 30, 2017 as reported on Form 6-K of the Issuer, filed on August 15, 2017.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCP III GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,528,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,528,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of June 30, 2017 as reported on Form 6-K of the Issuer, filed on August 15, 2017.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCIP III GP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,528,671
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,528,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of June 30, 2017 as reported on Form 6-K of the Issuer, filed on August 15, 2017.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,528,671
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,528,671
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of June 30, 2017 as reported on Form 6-K of the Issuer, filed on August 15, 2017.

CUSIP No. 091727107

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A) ☐
(B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,528,671
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,528,671
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,528,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 70,726,025 ordinary shares outstanding as of June 30, 2017 as reported on Form 6-K of the Issuer, filed on August 15, 2017.

CUSIP No. 091727107

Explanatory Note:

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed jointly by (i) Harvest Ocean (Cayman) Limited, a company organized under the laws of the Cayman Islands (“Harvest Ocean”), (ii) CCP III GP Ltd., a company organized under the laws of the Cayman Islands (“CCP III GP”), (iii) CCIP III GP Ltd., a company organized under the laws of the Cayman Islands (“CCIP III GP”), (iv) CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”), and (v) CITIC Capital Holdings Limited, a company organized under the laws of Hong Kong (“CCHL,” together with Harvest Ocean, CCP III GP, CCIP III GP and CCPL, the “Reporting Persons”).

This Amendment amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2016, as amended and supplemented by Amendment No. 1, filed on November 21, 2016, as amended and supplemented by Amendment No. 2, filed on December 23, 2016, as amended and supplemented by Amendment No. 3, filed on December 30, 2016, and as amended and supplemented by Amendment No. 4 filed on April 25, 2017 (as so amended, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.00004 per share (the “Ordinary Shares”), including Ordinary Shares represented by ADSs (each representing one Ordinary Share), of Bitauto Holdings Limited (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 24, 2017, Harvest Ocean purchased an additional 15,506 ADSs (the “Shares”) of the Issuer on the open market for approximately $419,676, after which it held a total of 8,293,494 ADSs of the Issuer.

The source of the funds used to acquire the Shares was funding from CCCP III.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth Item 3 hereof is hereby incorporated by reference into this Item 4.

Between August 15, 2017 and August 24, 2017, Harvest Ocean sold 4,764,823 ADSs of the Issuer on the open market for approximately $179,204,353 (the “Sale”), after which it held a total of 3,528,671 ADSs of the Issuer.

As a result of the Sale, as of August 24, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Ordinary Shares of the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein, or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management members of the Issuer, the board of directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Depending upon various factors, including, without limitation, the outcome of the discussions referenced above, the Issuer’s financial position and strategic direction, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, and the price level of the ADSs, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional shares of the Issuer, selling some or all of their Shares of the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 091727107

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)		Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
Harvest Ocean	3,528,671		4.99%	3,528,671	0	3,528,671	0
CCP III GP	3,528,671	(3)	4.99%	0	3,528,671	0	3,528,671
CCIP III GP	3,528,671	(3)	4.99%	0	3,528,671	0	3,528,671
CCPL	3,528,671	(3)	4.99%	3,528,671	0	3,528,671	0
CCHL	3,528,671	(3)	4.99%	3,528,671	0	3,528,671	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)	Percentage calculated based on the total number of 70,726,025 Ordinary Shares outstanding as of June 30, 2017 as reported on Form 6-K of the Issuer, filed on August 15, 2017.

(3)	Represents 3,528,671 ADSs, representing 3,528,671 Ordinary Shares, beneficially owned by Harvest Ocean.

Each of CCPL and CCHL may be deemed to beneficially own the ADSs or Ordinary Shares beneficially owned by Harvest Ocean, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares or ADSs which are beneficially owned by any of the persons named in response to Item 2.

(c)       To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and the Sale described in Item 4 above, and as set forth in this Item 5, there have been no transactions effected with respect to any Ordinary Shares or ADSs during the past 60 days by any of the persons named in response to Item 2.

CUSIP No. 091727107

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)       August 24, 2017

CUSIP No. 091727107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017

HARVEST OCEAN (CAYMAN) LIMITED

By:	/s/ Chan Kai Kong
Name:	Chan Kai Kong
Title:	Director